SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25
                                                  Commission File Number 1-11765
                                                        CUSIP Number 58501K 10 7
                           NOTIFICATION OF LATE FILING

(Check One):      |_|  Form 10-K, 10-KSB  |_| Form 20-F  |_| Form 11-K
                  |X| Form 10-Q, 10-QSB   |_|  Form N-SAR

         For Period Ended:    MARCH 31, 2004
                           -----------------------------------------------------

|_| Transition Report on Form 10-K           |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F           |_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K
         For the Transition Period Ended:
                                         ---------------------------------------

READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A
                                              --------

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant  MEDJET INC.
                       ---------------------------------------------------------

Former name if applicable
     N/A
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Address of Principal Executive Office (STREET AND NUMBER)
     1535 COLES AVENUE
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City, State and Zip Code  MOUNTAINSIDE, NEW JERSEY 07092
                        --------------------------------------------------------

                                     PART II
                             RULE 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form
    10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, Form 20-F, Form 11-K, Form 10-Q, Form N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

          Medjet Inc. (the "Company") had no revenues during the fiscal quarter ended March 31, 2004, and its research and development activities have been discontinued as of August 2003. The Company is currently pursuing outside funding options, which, if successful, would allow the Company to continue as a going concern, and the Company requires additional time to assemble and evaluate information regarding such funding for potential disclosure in its Form 10-QSB.

         Due to the above matters, timely filing of the Company's Annual Report on Form 10-QSB for the period ended March 31, 2004 could not be accomplished without unreasonable effort and expense. Accordingly, the Company respectfully requests an extension of the filing date of such Form 10-QSB. The Company will file such Form 10-QSB as soon as practicable after the date hereof, but in any event on or before the fifth calendar day following the prescribed due date.


                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

             EUGENE I. GORDON                 (908) 233-4677
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               (Name)                         (Area Code) + (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 |X| Yes  |_| No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 |X| Yes  |_| No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company has had no revenue during fiscal quarter ended March 31, 2004 and the Company's earnings statements to be attached to its Form 10-QSB will reflect such lack of revenue.

                                   Medjet Inc.
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                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:   MAY 18, 2004                  By:   /S/ EUGENE I. GORDON
       ----------------                    -------------------------------------
                                                Eugene I. Gordon,
                                                Chief Executive Officer


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